

Steve Paris, MBA · 3rd

Executive Vice President Fan Owned Club ● Leading Growth & Strategy for Start-Ups & Retail

Nashville, Tennessee · 500+ connections · **Contact info**

 **Fan Owned Club**

 **Washington Universit Louis - Olin Business**

Experience

Chief Operating Officer

Fan Owned Club · Full-time

May 2019 – Present · 1 yr

Greater Nashville Area, TN

Community ownership of professional clubs is common in Europe. But in North America, pro teams are almost exclusively owned by billionaires. Fan Owned Club changes that. Fan Owned Club will offer a limited number of minority ownership shares in FC Pinzgau Saalfelden to the public through our website this winter.

Are you a soccer fan interested in getting more out of your Fandom? Or a successful professional looking to get in on the ground floor of a unique ownership opportunity? Join our mailing list at www.fanownedclub.com or message me directly. Why just follow, when you can own?

Aimia Inc

8 yrs 6 mos

 **Senior Vice President**

2012 – May 2019 · 7 yrs

Greater Nashville Area, TN

Founded Aimia Kantar Insights joint venture with Kantar Consulting, growing it from idea to thriving business with consistent revenue and profit growth and a team regularly recognized for excellence. Clients included some of the best known retail and CPG brands with regular interaction at all levels of the organization including C-Suite.

Senior Vice President

Dec 2010 – May 2012 · 1 yr 6 mos

Providence, Rhode Island Area

Turned around the divisions #2 global priority account, converting a struggling engagement to a long term contract with seven figure revenue growth in year one. Member of global leadership team reporting directly to the Global President.



Senior Vice President

EYC - Now Symphony EYC, a Symphony Retail Solutions business

Apr 2009 – Dec 2010 · 1 yr 9 mos

Greater Minneapolis-St. Paul Area

Led Minneapolis office for loyalty analytics and retail consultancy including the development and implementation of customer centric analysis and decision tools across retail operations including customer segmentations, assortment, circular planning, pricing, promotion and targeted marketing. Member of the international leadership team reporting directly to the CEO.



Senior Marketing Manager

General Mills

2007 – 2009 · 2 yrs

Greater Minneapolis-St. Paul Area;

Led new product strategy and pipeline development for the Dry Dinners Business Unit including delivering 171% of plan for a new brand launch, growing existing baseline sales by 14% and finding over $2M in costs savings with a disciplined focus on consumer value drivers.

Regional Marketing Manager

Cereal Partners Worldwide (Nestlé & General Mills)

2006 – 2007 · 1 yr

Moscow, Russian Federation

Directed all regional marketing activities for Russia and the Commonwealth of Independent States including advertising, consumer promotions, consumer research and new product development while preparing the team for local leadership. Refocused marketing plan on core brands, reversing lagging profit performance and delivering +63% sales growth. Key part of Region leaders ...see mor

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Education



Washington University in St. Louis - Olin Business School

Master of Business Administration (MBA), Marketing

Wood Leadership Fellow – full tuition award
Bohm Prize in Marketing – faculty awarded
Beta Gamma Sigma Honor Society



University of Massachusetts, Amherst

Bachelor of Science - BS, Sport and Fitness Administration/Management
Activities and Societies: Track & Field, Judicial Board

Senior Leadership Award



University of Massachusetts Amherst

Bachelor of Arts - BA, Psychology



